November 26, 2012

Securities and Exchange Commission
100 F Street, North East

Washington, DC  20549-3030

Attention:  Eric Atallah and Lynn Dicker

Re:                             PLC Systems Inc.

Form 10-K for the year ended December 31, 2011

Filed March 30, 2012

File No. 001-11388

Ladies and Gentlemen:

PLC Systems Inc. (“PLC” or the “Company”) is submitting this letter in response to your comment letter dated November 2, 2012 with respect to PLC’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”), which is referenced above.  On November 15, 2012, the Company filed via EDGAR Amendment No. 1 to the 10-K (the “10-K/A”).  This letter supplements the correspondence previously submitted to the Commission by our counsel on November 15, 2012 in connection with the filing of the 10-K/A.

This letter is to confirm the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions.

Very truly yours,

PLC Systems Inc.

By:	/s/ Gregory W. Mann
Gregory W. Mann, Chief Financial Officer